SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-20753

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: June 30, 1999
                                 -----------------------------

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 6: Management's Discussion and Analysis or Plan of Operation and Item 7: Financial Statements.

                                     PART I
                             REGISTRANT INFORMATION

                            SONICS & MATERIALS, INC.
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                             Full name of registrant

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                            Former name if applicable

                               53 Church Hill Road
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            Address of principal executive office (Street and number)

                           Newtown, Connecticut 06470
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                            City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |   (a)  The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort
      |        or expense;
      |
      |   (b)  The subject annual report, semi-annual report, transition report
  |X| |        on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
      |        be filed on or before the 15th calendar day following the
      |        prescribed due date; or the subject quarterly report or
      |        transition report on Form 10-Q, or portion thereof will be filed
      |        on or before the fifth calendar day following the prescribed due
      |        date; and
      |
      |   (c)  The accountant's statement or other exhibit required by Rule
      |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Sonics & Materials, Inc. (the "Company") is unable to file Item 6, Management's Discussion and Analysis or Plan of Operation" and Item 7, "Financial Statements", without unreasonable effort or expense because of the following reasons:

1. The audited financial statements for the Company have not yet been finalized. The Company expects the financial statements and the Management's Discussion and Analysis to be filed with an amendment to its Form 10-KSB within 10 days following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lauren Soloff                       203             270-4600
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              (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company expects to report net income of approximately $239,500, or $.07 per share, for fiscal year 1999, composed to a net loss of $396,000, or $.11 per share, for fiscal year 1998.

                            SONICS & MATERIALS, INC.
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                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned thereunto duly authorized.

Date September 30, 1999       By /s/ ROBERT S. SOLOFF
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                                   Robert S. Soloff
                                   Chairman and President